Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Amendment No.2 to Form F-4 of Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd. of our report dated March 23, 2017 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this form 20-F.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 11, 2017